UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

Square, Inc.

 (Name of Issuer)

Class A Common Stock, par value $0.0000001 per share

(Title of Class of Securities)

852234103

(CUSIP Number)

December 31, 2016

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 852234103

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,666
	6	SHARED VOTING POWER 2,442,516
	7	SOLE DISPOSITIVE POWER 7,666
	8	SHARED DISPOSITIVE POWER 2,442,516

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,450,182
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.473%(1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)           Calculated based on the 166,302,906 shares of Class A Common Stock (“Common Stock”) outstanding as of October 25, 2016, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

CUSIP No. 852234103

1	NAME OF REPORTING PERSONS Coral Blue Investment Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,442,516
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,442,516

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,442,516
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.469%(1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)           Calculated based on the 166,302,906 shares of Common Stock outstanding as of October 25, 2016, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

Item 1(a) Name of Issuer

Square, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices

1455 Market Street, Suite 600

San Francisco, California 94103

Item 2(a) Name of Persons Filing

GIC Private Limited

Coral Blue Investment Pte. Ltd.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed as Exhibit A to the Statement on Schedule 13G filed by the Reporting Persons on June 24, 2016 with respect to the Common Stock of Square, Inc., and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Amendment No. 2 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b) Address of Principal Business Office or, if none, Residence

The address of GIC Private Limited and Coral Blue Investment Pte. Ltd. is as follows:

168 Robinson Road

#37-01 Capital Tower
Singapore

068912

Republic of Singapore

Item 2(c) Citizenship

GIC Private Limited and Coral Blue Investment Pte. Ltd. are established under the Companies Act of the Republic of Singapore.

Item 2(d) Title of Class of Securities

Class A Common Stock

Item 2(e) CUSIP Number

852234103

Item 3  If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4  Ownership

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
	No. of	Power to Vote		Power to Dispose
Reporting Person	Securities Beneficially Owned	Sole	Shared(1)	Sole	Shared(1)	Percent of Class(2)
Coral Blue Investment Pte. Ltd.	2,442,516	0	2,442,516	0	2,442,516	1.469%
GIC Private Limited	2,450,182	7,666	2,442,516	7,666	2,442,516	1.473%
Total(3) (all Reporting Persons)	2,450,182	7,666	2,442,516	7,666	2,442,516	1.473%

1	Coral Blue Investment Pte. Ltd. is the direct owner of 2,442,516 shares of Common Stock and shares the power to vote and the power to dispose of all of such shares with GIC Private Limited.

2	Calculated based on the 166,302,906 shares of Common Stock outstanding as of October 25, 2016, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

3	The reporting persons disclaim membership in a group.

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:  ☒.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11

.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 10, 2017.

GIC PRIVATE LIMITED

By:	/s/ Jimmy Teo Poh Leong
	Name:	Jimmy Teo Poh Leong
	Title:	Senior Vice President

By:	/s/ Lim Eng Kok
	Name:	Lim Eng Kok
	Title:	Senior Vice President

CORAL BLUE INVESTMENT PTE. LTD.

By:	/s/ Girish Karira
	Name:	Girish Karira
	Title:	Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated June 24, 2016, entered into by GIC Private Limited and Coral Blue Investment Pte. Ltd (incorporated by reference to Exhibit A to the Statement on Schedule 13G filed by the Reporting Persons on June 24, 2016).